Winvest Group Ltd.	50 West Liberty Street, Suite 880 Reno, NV 89501

July 12, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Lyn Shenk

Doug Jones

Cara Wirth

Dietrich King

Re: Winvest Group Ltd

Amendment No. 6 to Registration Statement on Form S-1

Filed June 28, 2023

File No. 333-267006

Dear Sir or Madam:

Winvest Group Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jeffrey Wong Kah Mun, Chief Executive Officer of the Company, dated July 6, 2023 (the “SEC Letter”). We are filing Amendment No. 7 to our Form S-1/A (the “Amendment”) in response. This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 6 to Registration Statement on Form S-1 Filed June 28, 2023

Certain Relationships and Related Transactions, page 52

1. We note your amended disclosure in response to comment 5, and we reissue it in part. Please revise to include the approximate dollar value of the full amount initially loaned to the company by each related party for the periods presented. Please refer to Item 404(d)(1) of Regulation S-K and Item 404(a)(3) of Regulation S-K.

We have added the dollar amounts loaned for each applicable period.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey Wong Kah Mun

Jeffrey Wong Kah Mun